P. E. 1/31/02



02016639



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2002

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________)

Enclosure: Professional Staff plc – Quarter 3 Results dated 23rd January 2002

FOR: **Professional Staff plc**

CONTACT: Kevin Worrall
Group Finance Director
Professional Staff plc
44-1-753-580-540

INVESTOR RELATIONS: Meredith Pudalov/Jonathan Schaffer
Press: Brian Maddox/Scot Hoffman
Morgen-Walke Associates, Inc.
(212) 850-5600

FOR IMMEDIATE RELEASE

PROFESSIONAL STAFF REPORTS THIRD QUARTER RESULTS

LONDON, ENGLAND – January 23, 2002 – Professional Staff plc (Nasdaq: PSTF) today reported results for the third quarter and nine months ended December 31, 2001.

For the third quarter, revenues were £27.42 million ($39.88 million) compared to £37.41 million ($54.40 million) in the prior-year period. Operating income was a loss of £527,000 ($767,000) compared with a profit of £377,000 ($548,000) in fiscal 2001. Net income was a loss of £720,000 ($1.05 million) versus a profit of £2,000 ($2,000) in the prior-year period. On a diluted per share basis, the Company reported a loss of £0.08 ($0.12) for the third quarter compared with £0.00 ($0.00) for the prior-year period.

For the nine months ended December 31, 2001, revenues were £92.08 million ($133.92 million) compared with £105.60 million ($153.59 million) in the prior-year period. As previously announced, during the first quarter of fiscal 2002, the Company incurred a one-time charge related primarily to an increase in the allowance for doubtful debts of pre-tax £945,000 ($1.37 million), or net £786,000 ($1.14 million) or £0.09 ($0.13) per fully diluted share. Including the one-time charge, operating income for the first nine months of fiscal 2002 was a loss of £1.40 million ($2.04 million) compared with a profit of £2.74 million ($3.99 million) in fiscal 2001. Net income was a loss of £2.13 million ($3.09 million), or £0.24 ($0.35) per diluted share, versus a profit of £1.05 million ($1.53 million), or £0.12 ($0.17) per diluted share, in the prior-year period. Excluding the charge, operating income for the first nine months of fiscal 2002 was a loss of £458,000 ($666,000), and net income was a loss of £1.34 million ($1.95 million) or approximately £0.15 ($0.22) per diluted share.

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Andrew Dixey, CEO of Professional Staff, commented, "There has been continued softness in the global telecommunications sector, which has directly impacted S.Com, our largest subsidiary. In the quarter, overseas demand continued to weaken, and a change in business mix, combined with competitive pressure, impacted margin performance for the Division. However, revenue appears to have stabilized. Additionally, we have continued to reduce staffing levels and other expenses at S.Com to bring SG&A in line with current market conditions. We believe that S.Com is appropriately staffed to meet near-term demand, while also benefiting from significant expense leverage opportunities in future quarters.

"Temporary staffing within our Science Division continued to strengthen in the quarter. Revenues at SRG, our UK laboratory staffing business, increased 18% for the nine-month period as we gained share and enhanced our dominant position in this market. Performance at The Woolf Group, our US clinical trials staffing business, also improved in the quarter. However, there was a sudden softening in demand for Euromedica's executive search services, a business which is sensitive to economic conditions.

"Our Interim Management Division was particularly affected by the difficult business climate at the beginning of the third quarter. Activity at the Division has since returned to more traditional levels, aided by a successful marketing campaign highlighting our industry-leading capabilities."

During the third quarter, the Company continued to make significant improvements in managing cash flow. Inflows for the quarter were £3.17 million ($4.60 million), which resulted in a net positive cash balance at the end of the quarter of £704,000 ($1.02 million).

Mr. Dixey concluded, "Looking ahead, we anticipate total revenues for the fourth quarter to be slightly below the third quarter, with our Science Division continuing to benefit from its strong market position and Interim Management returning to historical levels of demand but with revenues remaining in line with its third quarter performance. In Communications Technology, the ongoing uncertainty in S.Com's market limits its near-term prospects.

"As a result of the actions we have taken over the past few quarters to reduce costs, we expect to return to operating profitability (before goodwill amortization) in the fourth quarter, with improvement in our bottom-line performance to a loss of approximately £0.03 to £0.04 per diluted share ($0.04 to $0.06) for the period. We will continue to focus on further improving our cash position and, with no long-term debt and a positive net cash balance, we are in a strong financial position to benefit from improved market conditions."

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Professional Staff is a specialty staffing services company based mainly in the United Kingdom, the United States and a number of European countries, including Germany and France, providing temporary and permanent placement services to the communications technology, science and interim management sectors. Professional Staff's ordinary shares are traded in the form of American Depositary Shares on the Nasdaq National Market.

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This press release includes certain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond our control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as "will", "anticipate", "estimate" and similar expressions and include, among others, statements regarding our strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to: our ability to achieve and manage growth; risks associated with the acquisition of new businesses; the highly competitive nature of the temporary staffing industry; our ability to attract qualified technical professionals and retain key personnel; economic and business conditions in the UK, continental Europe and the United States; the success of our operating strategies; changes in government regulations; our ability to retain existing customers and to obtain new customers; fluctuations in exchange rates and demand for staffing services; and business risk management. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Tables Follow)



Professional Staff plc

CONSOLIDATED INCOME STATEMENT

(000s except per share data)

	3 months to December 31 (unaudited)		9 months to December 31 (unaudited)		
	2001	2000	2001	2000	
Revenue	£ 27,423	£ 37,406	£ 92,079	£ 105,600	
Cost of services	21,447	28,436	71,581	79,771	
Gross profit	5,976	8,970	20,498	25,829	
Operating expenses	6,201	8,298	20,995 [1]	22,241	
Goodwill amortization	302	295	906	845	
Operating income	-527	377	-1,403	2,743	
Interest and other income / (expense)	-201	-81	-614	-440	-2
Pre-tax income	-728	296	-2,017	2,303	
Income tax expense / (credit)	-8	294	111	1,253	
Net income	-720	2	-2,128	1,050	
Basic earnings per share	£ -0.08	0.00	£ -0.24	0.12	
Number of shares used in computation	8,708	8,675	8,698	8,669	
Fully diluted earnings per share	£ -0.08	0.00	£ -0.24	0.12	
Number of shares used in computation	8,860	9,042	8,860	9,042	

CONSOLIDATED BALANCE SHEET DATA

(000s)

	as of December 31 (unaudited)	
	2001	2000
Cash, cash equivalents and marketable securities	£ 1,902	£ 1,110
Trade receivables	14,539	28,512
Other current assets	5,267	5,560
Current assets	21,708	35,182
Tangible fixed assets	3,859	4,784
Goodwill	32,631	33,703
Total assets	58,198	73,669
Short-term debt	1,198	7,645
Other current liabilities	8,977	15,698
Long-term liabilities	33	83
Shareholders' equity	47,990	50,243

Notes:

(1) Includes £945k of one-time costs incurred in Q1, primarily relating to increased doubtful debt provisions.
(2) Includes £421k of one-time costs borne by the Company in connection with the lapsed First Saddle tender offer



Professional Staff plc

CONSOLIDATED INCOME STATEMENT

(000s except per share data)

*** Note: convenience translation only, using the noon buying rate on December 31 2001 of: $1.4544 = £1.0000 ***

	3 months to December 31 (unaudited)		9 months to December 31 (unaudited)	
	2001	2000	2001	2000
Revenue	$ 39,884	$ 54,403	$ 133,920	$ 153,585
Cost of services	31,193	41,357	104,107	116,019
Gross profit	8,691	13,046	29,813	37,566
Operating expenses	9,019	12,069	30,535 (1)	32,347
Goodwill amortization	439	429	1,318	1,229
Operating income	-767	548	-2,040	3,990
Interest and other income / (expense)	-292	-118	-893	-640 (2)
Pre-tax income	-1,059	430	-2,933	3,350
Income taxes	-12	428	161	1,822
Net income	-1,047	2	-3,094	1,528
Basic earnings per share	$ -0.12	0.00	$ -0.36	0.18
Number of shares used in computation	8,708	8,675	8,698	8,669
Fully diluted earnings per share	$ -0.12	0.00	$ -0.35	0.17
Number of shares used in computation	8,860	9,042	8,860	9,042

CONSOLIDATED BALANCE SHEET DATA

(000s)

	as of December 31 (unaudited)	
	2001	2000
Cash, cash equivalents and marketable securities	$ 2,766	$ 1,614
Trade receivables	21,146	41,468
Other current assets	7,660	8,086
Current assets	40,276	51,169
Tangible fixed assets	5,613	6,958
Goodwill	47,459	49,018
Total assets	84,643	107,144
Short-term debt	1,742	11,119
Other current liabilities	13,056	22,831
Long-term liabilities	48	121
Shareholders' equity	69,797	73,073

Notes:

(1) Includes $1.37m of one-time costs incurred in Q1, primarily relating to increased doubtful debt provisions.
(2) Includes $612k of one-time costs borne by the Company in connection with the lapsed First Saddle tender offer